January 4, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Deanna Virginio

Re:	Prelude Therapeutics Incorporated
Registration Statement on Form S-1 (File No. 333-251874)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:30 p.m. Eastern Time, on Wednesday, January 6, 2020 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Morgan Stanley & Co. LLC

Goldman Sachs & Co. LLC

BofA Securities, Inc.

As representatives of the Underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ Chris Rigoli
	Name:	Chris Rigoli
	Title:	Vice President

By:	Goldman Sachs & Co. LLC

By:	/s/ Elizabeth Wood
	Name:	Elizabeth Wood
	Title:	Managing Director

By:	BofA Securities, Inc.

By:	/s/ Greg Butz
	Name:	Greg Butz
	Title:	Managing Director

[Signature Page to Prelude Therapeutics Incorporated Acceleration Request]